May 20, 2008

VIA EDGAR SUBMISSION

Mr. Kevin L. Vaughn Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549

Re:	Vascular Solutions, Inc.

Form 10-K for the Year Ended December 31, 2007

File No. 000-27605

Dear Mr. Vaughn:

On behalf of Vascular Solutions, Inc. (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated May 9, 2008 (the “Comment Letter”). For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s response.

Form 10-K for the Year Ended December 31, 2007

Consolidated Financial Statements, page 42

Consolidated Statement of Operations, page 46

1.	Comment:

We note that you present stock-based compensation charges on the face of the consolidated statements of operations in a table that presents total stock-based compensation. We note a similar presentation within your March 31, 2008 Form 10-Q.

Vascular Solutions, Inc.

6464 Sycamore Court w   Minneapolis, Minnesota w 55369

PHONE: 763/656-4300 w FAX: 763/656-4250 w www.vascularsolutions.com

Securities and Exchange Commission

May 20, 2008

Consistent with the guidance in SAB Topic 14-F, please revise future filings to present stock-based compensation in a parenthetical note to the appropriate income statement line items or to remove the total stock compensation line from the table. As indicated in that guidance, you may also present the information in the footnotes to the financial statements or within MD&A.

Response:

In future filings we will disclose stock-based compensation charges in accordance with the guidance in SAB Topic 14-F.

Notes to Consolidated Financial Statements, page 49

2.	Comment:

We note your disclosures on page 26 that presents from external customers by products for each reporting presented. We note similar disclosures within your March 31, 2008 Form 10-Q. Please revise your future filings to present this information within your notes to the financial statements as required by paragraph 37 of SFAS 131.

Response:

In future filings we will present this revenue information within the notes to our financial statements as required by paragraph 37 of SFAS 131.

Note 2. Summary of Significant Accounting Policies, page 49

-Revenue Recognition, page 51

3.	Comment:

We note that you have entered into collaborative agreements with King Pharmaceuticals, Inc. Please revise your future filings to disclose the impact, if any, that the adoption of EITF 07-01 will have on your financial statements. Refer to SAB Topic 11:M.

Response:

In future filings, we will disclose the impact, if any, that the adoption of EITF 07-01 will have on our financial statements.

Form 8-K Dated April 17, 2008

4.	Comment:

We note that you discuss a non-GAAP measure entitled “net income, as adjusted”. Please revise future filings to include a reconciliation of this non-GAAP measure, which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without reasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 100(a)(2) of Regulation G.

Securities and Exchange Commission

May 20, 2008

Response:

To the extent that we discuss the non-GAAP measure entitled “net income, as adjusted” in future filings, we will also include a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP.

*           *           *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the Commission’s comments but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures. Please feel free to call me directly at (763) 656-4352.

Sincerely,

/s/ James Hennen

James Hennen

Chief Financial Officer

cc:	Timothy S. Hearn, Dorsey & Whitney LLP